EXHIBIT 99.1
JOINDER TO JOINT FILING AGREEMENT
The undersigned hereby agrees to join as a party to that certain Joint Filing Agreement, dated as of August 19, 2011, among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited, Castlerigg Offshore Holdings, Ltd. and Thomas Sandell (the “Reporting Persons”). The above referenced Joint Filing Agreement was filed with the Securities and Exchange Commission on August 19, 2011 as Exhibit A to the Schedule 13G filed by the Reporting Persons.
IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the 11th day of February, 2011.

CASTERLIGG GS HOLDINGS, LTD.
By:	Sandell Asset Management Corp.

as Investment Manager
By:	/s/ Thomas E. Sandell
	Name:	Thomas E. Sandell
	Title:	Chief Executive Officer